

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2024

Marc Bell
Chief Executive Officer
Terran Orbital Corporation
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, FL 33487

      Re: Terran Orbital Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed on September 9, 2024
          File No. 001-40170

Dear Marc Bell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                        Office of Manufacturing

cc: Rosa Testani